UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal  year ended December 31, 2018

MOGULREIT I, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-10583

Delaware	32-0487554
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA	90025
(Full mailing address of	(Zip code)
principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (the “Annual Report”) that are forward-looking statements within the meaning of the federal securities laws.  The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements.  These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties.  Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control.  Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.  Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our offering of common shares pursuant to Regulation A promulgated under the Securities Act of 1933, as amended (“Securities Act”);

•	our ability to attract and retain members to the Realty Mogul Platform;

•	risks associated with breaches of our data security;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	expected rates of return provided to investors;

•

the ability of Realty Mogul, Co. or Realty Mogul Commercial Capital, Co. (“RMCC”), each of which, in its loan servicing capacity, may be referred to as an RM Lender, and each of which, in their loan originating capacity, may be referred to as an RM Originator, to source, originate and service our loans and other assets, and the quality and performance of these assets;

•	our ability to hire and retain competent individuals who will provide services to us and appropriately staff our operations;

•

legislative or regulatory changes impacting our business or our assets (including changes to the laws and regulations governing the taxation of real estate investment trusts (“REITs”) and our ability to offer our common shares to the public pursuant to Regulation A and related exemption from state securities law registration requirements for “covered securities,” as defined in Section 18 of the Securities Act;

•

changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by Realty Mogul, Co.;

•

our ability to access sources of liquidity when we have the need to fund repurchases of common shares in excess of the proceeds from the sales of our common shares in our continuous offering and the consequential risk that we may not have the resources to satisfy share repurchase requests;

•	our failure to maintain our status as a REIT;

•

our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended, (the “Advisers Act”), the Investment Company Act of 1940, as amended (the “Investment Company  Act”) and other laws; and

•	changes to U.S. generally accepted accounting principles (“GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate.  You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report.  All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time.  Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason.  In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.       Business

The Company

MogulREIT I, LLC is a Delaware limited liability company formed on March 2, 2016 to invest in and manage a diversified portfolio of commercial real estate investments, including loans, equity in commercial real estate ventures and other real estate-related assets. The use of the terms “MogulREIT I,” the “Company,” “we,” “us,” or “our” in this Annual Report refer to MogulREIT I, LLC, unless the context indicates otherwise. We have elected to be taxed, and currently qualify, as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2016.

We are externally managed by RM Adviser, LLC (“Manager”), which is an affiliate of our sponsor, RM Sponsor, LLC (“Sponsor”). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co.  Our Manager manages our day-to-day operations. A team of real estate professionals, acting on our behalf through our Manager, will make all decisions regarding the selection, negotiation, financing and disposition of our investments, subject to the limitations set forth in our operating agreement. Our Manager will also provide asset management, marketing, investor relations and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our capital.

On August 12, 2016 our initial offering of common shares, which represent limited liability company interests in our Company (the “Offering”) was qualified by the Securities and Exchange Commission (“SEC”), and we commenced operations on August 15, 2016. Pursuant to the Offering, we offered up to $50,000,000 in our common shares, including shares sold pursuant to our distribution reinvestment plan. Until October 16, 2017, the offering price per share for our common shares was $10.00, an amount arbitrarily determined by our Manager.  Following such date, we reviewed the offering price at the beginning of every quarter to determine whether to adjust the offering price per share such that the offering price equaled the greater of (i) $10.00 per share or (ii) our net asset value (“NAV”) per share (calculated as our NAV divided by the number of our common shares outstanding as of the end of the prior fiscal quarter).  On January 30, 2018, April 25, 2018, July 25, 2018, October 23, 2018 and January 25, 2019, we announced an NAV per share of $9.82, $9.80, $9.70, $9.71 and $9.71, respectively.  Accordingly, the offering price per share was not adjusted to equal our NAV per share and continues to be $10.00 per share.

As of December 31, 2018, we had issued approximately 4,810,000 common shares in the Offering for gross offering proceeds of approximately $48,090,000. We expect to continue to offer common shares in the Offering until we raise the maximum amount being offered, unless terminated by our Manager at an earlier time. See Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Overview” for more information concerning the current status of the Offering.

We have used, and intend to continue using, substantially all of the net proceeds from the Offering to invest in and manage a diversified portfolio of commercial real estate investments, including loans and equity in commercial real estate ventures. As of December 31, 2018, our portfolio was comprised of approximately $12,874,300 in mezzanine loans, approximately $1,500,000 in subordinated loans, $3,600,000 in second secured mortgages, and approximately $12,275,000 in bridge loans. In addition, as of December 31, 2018, we had acquired approximately $16,950,000 of preferred equity investments in other real estate holding entities that, in the opinion of our Manager, meet our investment objectives.  These preferred equity investments have a carrying value of $16,175,000 as of December 31, 2018. We plan to continue to diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of real estate assets that provide an attractive and stable return to our investors. We may make our investments through the acquisition of individual assets or by acquiring portfolios of assets, mortgage REITs or companies with investment objectives similar to ours.

Investment Strategy

Our investment strategy involves investing in assets with varying levels of risk, based in part on where such investments fall in the “capital stack” of real estate transactions.

How Our Investments Fit in the Financing Structure of a Typical Real Estate Transaction (The "Capital Stack")

Common Equity
Preferred Equity
Mezzanine Debt
Senior Debt
High
Potential Risk and Return
Low

We intend to use substantially all of the proceeds of the Offering to invest in and manage a diversified portfolio of commercial real estate investments, including loans and equity in commercial real estate ventures.  We intend to hold: (1) at least 55% of the total value of our assets in commercial mortgage-related instruments that are closely tied to one or more underlying commercial real estate projects, such as senior mortgage loans, subordinated mortgage loans, mezzanine debt and participations (also referred to as B-Notes) that meet certain criteria outlined by the staff of the SEC; and (2) at least 80% of the total value of our assets in the types of assets described above, plus in “real estate-related assets” that are related to one or more underlying commercial real estate projects.  These real estate-related assets may include assets, such as equity or preferred equity interests in companies whose primary business is to own and operate one or more specified commercial real estate projects, and debt securities whose payments are tied to a pool of commercial real estate projects (such as commercial mortgage-backed securities (“CMBS”), collateralized debt obligations and REIT senior unsecured debt), interests in publicly traded REITs, and other commercial real estate-related assets.

We will seek to create and maintain a portfolio of investments that generate a low volatility income stream of attractive and consistent cash distributions.  Our focus on investing in debt instruments will emphasize the payment of current returns to investors and preservation of invested capital.  We also intend to diversify our portfolio by investing in equity instruments (up to 45% of the total value of our assets), primarily in real estate-related companies as described above, subject to certain limitations related to our qualification as a REIT and to maintaining our exclusion under the Investment Company Act.  Our focus on investing in equity instruments will be to seek investments that will produce returns to investors through rental income and capital appreciation.  The investment objective for the Company is to achieve attractive, risk-adjusted returns that exceed alternative real estate investment offerings.

Our Manager, through its affiliates, intends to structure, underwrite and originate many of the investments that we make as we believe that this provides for the best opportunity to control our borrower and partner relationships and optimize the terms of our investments.  Our affiliates’ underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at Realty Mogul, Co., will involve comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk.  We believe the current and future market environment provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

Investment Objectives

Our primary investment objectives are:

•	to pay attractive and consistent cash distributions on a monthly basis by rigorously evaluating numerous investment opportunities to find those that can support the distribution target;

•	to create a portfolio of diversified investments; and

•	to preserve, protect, increase and return your capital contribution.

We will also seek to realize growth in the value of our investments by timing their sale to maximize value.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease.  Furthermore, within our investment objectives and policies, our Manager will have substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets.

Competition

There are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us.  Competitive variables include market presence and visibility, size of investments offered and underwriting standards.  To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be negatively impacted.  Our competitors also may be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition.  Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular dated January 12, 2017,  and filed by us with the SEC on January 13, 2017, as supplemented (the “Offering Circular”), which may be accessed on the SEC's EDGAR (Electronic Data Gathering, Analysis, and Retrieval system) and may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.       Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

MogulREIT I, LLC is a Delaware limited liability company formed to invest in and manage a diversified portfolio of commercial real estate investments, including loans, equity in commercial real estate ventures and other real estate-related assets. We are externally managed by our Manager, which is an affiliate of our Sponsor. Both our Manager and our Sponsor are wholly-owned subsidiaries of Realty Mogul, Co. Our affiliate, RM Technologies, LLC operates an online investment platform, www.realtymogul.com. With the exception of offering our shares online through select RIA partners, our shares are being offered in the Offering exclusively through this platform. We commenced operations on August 15, 2016.

Pursuant to the Offering, we are offering and will continue to offer up to $50,000,000 in our common shares, including any shares that may be sold pursuant to our distribution reinvestment plan. As of April 16, 2019, we had raised total gross offering proceeds of approximately $49,968,000 from settled subscriptions and issued an aggregate of 4,998,564.628 common shares. As of April 16, 2019, approximately $32,000 in common shares remained available for sale to the public pursuant to the Offering. We have used, and intend to use substantially all of the net proceeds from the Offering (after paying or reimbursing organization and offering expenses) to invest in and manage a diverse portfolio of commercial real estate investments, including loans and equity in commercial real estate ventures and other real estate-related assets.

Our Investments

During the year ended December 31, 2018, we entered into the following investments.

Acquisition of 2395 29th Avenue – San Francisco, CA

On February 16, 2018, we acquired a $4,750,000 senior loan investment to facilitate the acquisition and renovation of an 11,448 square-foot multifamily/mixed use building that is within a shopping center that features 11 rent-controlled units, two ground-floor retail spaces, five enclosed parking garage units and two rooftop cellular antenna leases. We acquired the senior loan investment from RMCC for a purchase price of $4,750,000, which represents (i) the principal amount and (ii) any accrued but unpaid interest on the senior loan investment.

Acquisition of 1450-1460 South Harbor Boulevard – La Habra, CA

On March 16, 2018, we acquired a $1,900,000 preferred equity investment related to the acquisition and redevelopment of an existing 27,080 square-foot retail strip center property located at 1450 - 1460 South Harbor Boulevard in La Habra, California.

Acquisition of Orange Tree Village – Tucson, AZ

On April 23, 2018, we acquired a $2,275,000 preferred equity investment in connection with the acquisition of Orange Tree Village, a 110-unit, eight-building Class B multifamily apartment complex in Tucson, Arizona.  We acquired the preferred equity investment from RMCC for a purchase price of $2,275,000, which represents the principal amount. RMCC sold the investment on the same day it closed and therefore there was no accrued but unpaid interest as of the purchase date.

Acquisition of Amerigroup Corporate Headquarters – Virginia Beach, VA

On May 21, 2018, we acquired a $1,700,000 preferred equity investment related to the acquisition of Amerigroup Corporate Headquarters, a 70,760 square-foot, Class A 4-story office building built in 1989 and is 100% leased by a single tenant, Amerigroup. We acquired the preferred equity investment from RMCC for a purchase price of $1,704,911, which represents (i) the principal amount and (ii) any accrued but unpaid interest on the investment.

Acquisition of Naugatuck Valley Shopping Center – Waterbury, CT

On October 23, 2018, we acquired a $3,000,000 preferred equity investment to facilitate in the acquisition and stabilization of Naugatuck Valley Shopping Center in Waterbury, Connecticut.  We acquired the PE Investment from RMCC for a purchase price of $3,022,000, which represents (i) the principal amount and (ii) any accrued but unpaid interest on the investment.

Acquisition of Riverside Office Portfolio – Riverside, CA

On October 22, 2018, we acquired a $2,500,000 mezzanine loan in the acquisition of Riverside Office Portfolio, five Class A office buildings (four 3-story buildings and one single-story building) totaling 223,711 square feet in downtown Riverside, California.  We acquired the mezzanine loan from RMCC for a purchase price of $2,500,000, which represents (i) the principal amount and (ii) any accrued but unpaid interest on the investment.

Acquisition of Ashlan Park Shopping Center – Fresno, CA

On November 19, 2018, we acquired a $3,600,000 second mortgage loan in  connection with the acquisition of a 153,870 square-foot Class B shopping center located in Fresno, California. We acquired the second mortgage loan from RMCC for a purchase price of $3,600,000,  which represents (i) the principal amount and (ii) any accrued but unpaid interest on the investment.

Acquisition of Portland Office – Portland, OR

On November 27, 2018, we acquired a $3,950,000 senior mortgage loan in connection with the acquisition of a 20,000 square-foot Class C office building located in Portland, Oregon. We acquired the senior mortgage loan from RMCC for a purchase price of $3,950,000, which represents (i) the principal amount and (ii) any accrued but unpaid interest on the investment.

Distributions

Our Manager has declared and paid, and we expect that our Manager will continue to declare and pay, distributions monthly in arrears.  Shareholders who are record holders with respect to declared distributions will be entitled to such distributions until such time as the shareholders have had their shares repurchased by us.  Although our goal is to fund the payment of distributions solely from cash flow from operations, we may pay distributions from other sources, including the net proceeds of the Offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future operating cash flow and the issuance of additional securities, and we have no limit on the amounts we may pay from such other sources.

On September 27, 2016, our Manager declared our first distribution to shareholders of record as of the close of business on September 30, 2016. Our Manager has declared monthly distributions thereafter for shareholders of record as of the close of business on the last day of each month. Distributions made in 2018 are shown in the table below.  See the section entitled “Recent Developments” below for a discussion of the distributions we have made subsequent to December 31, 2018.

Record Date	Date of Declaration	Payment Date(1)	Cash Distribution Amount Per Common Share	Net Asset Value (NAV)	Annualized Distribution Per Purchase Price	Annualized Yield
1/31/2018	1/30/2018	2/15/2018	$0.0655	$9.82	7.86%	8.0% (2)
2/28/2018	2/22/2018	3/15/2018	$0.0655	$9.82	7.86%	8.0% (2)
3/31/2018	4/3/2018	4/15/2018	$0.0655	$9.82	7.86%	8.0% (2)
4/30/2018	4/3/2018	5/15/2018	$0.0655	$9.82	7.86%	8.0% (2)
5/31/2018	5/23/2018	6/15/2018	$0.0653	$9.80	7.84%	8.0% (3)
6/30/2018	6/20/2018	7/15/2018	$0.0653	$9.80	7.84%	8.0% (3)
7/31/2018	7/25/2018	8/15/2018	$0.0647	$9.70	7.76%	8.0% (4)
8/31/2018	8/28/2018	9/15/2018	$0.0647	$9.70	7.76%	8.0% (4)
9/30/2018	9/25/2018	10/15/2018	$0.0647	$9.70	7.76%	8.0% (4)
10/31/2018	10/23/2018	11/15/2018	$0.0647	$9.70	7.76%	8.0% (4)
11/30/2018	11/21/2018	12/15/2018	$0.0647	$9.70	7.76%	8.0% (4)
12/31/2018	12/14/2018	1/15/2019	$0.0647	$9.70	7.76%	8.0% (4)
12/31/2018	12/27/2018	1/15/2019	$0.0667	$9.70	8.0%	8.0% (5)

(1)  Dates presented are the dates on which the distributions were scheduled to be distributed; actual distribution dates may vary.

(2) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.82 per share NAV and an annual yield of approximately 7.86% assuming a $10.00 per share purchase price.

(3)  Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.80 per share NAV and an annual yield of approximately 7.84% assuming a $10.00 per share purchase price.

(4)  Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.70 per share NAV and an annual yield of approximately 7.76% assuming a $10.00 per share purchase price.

(5)  Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.70 per share NAV and approximately 8.00% assuming a $10.00 per share purchase price. On December 20, 2018, our Manager authorized an increase in the cash distribution previously declared on December 13, 2018 to $0.0667 per share to shareholders of record as of December 31, 2018.

During the years ended December 31, 2018 and December 31, 2017, we paid distributions of approximately $3,113,000 and $1,496,000, respectively, including approximately $1,678,000 and $653,000, respectively, through the issuance of shares pursuant to the distribution reinvestment plan.  Our distributions for the year ended December 31, 2018, including shares issued pursuant to the distribution reinvestment plan, were funded by cash flows from operations of approximately $3,105,000, or 100%. Our distributions for the year ended December 31, 2017, including shares issued pursuant to the distribution reinvestment plan, were funded by cash flows from operations of $1,300,000, or 100%.

Share Repurchase Program

We have adopted a share repurchase program designed to provide our shareholders with limited liquidity on a quarterly basis for their investment in our shares.  Our Manager may in its sole discretion, amend, suspend or terminate the share repurchase program at any time.  Reasons we may amend, suspend or terminate the share repurchase program include (i) to protect our operations and our remaining shareholders, (ii) to prevent an undue burden on our liquidity, (iii) to preserve our status as a REIT, (iv) following any material decrease in our NAV, or (v) for any other reason.

During the year ended December 31, 2018, we received repurchase requests for 60,847 common shares, and we have repurchased 60,847 of such common shares, or 100%.  A valid repurchase request is one that complies with the applicable requirements and guidelines of our current share repurchase program. The share repurchases were funded with cash flows from operations.

Sources of Operating Revenue and Cash Flow

Our revenue is generated from interest and preferred return income on our investments, which we receive monthly in arrears.

Profitability and Performance Metrics

We calculate funds from operations (“FFO”) and adjusted funds from operations (“AFFO”) to evaluate the profitability and performance of our business. See “─ Non-GAAP Financial Measures” below for a description of these metrics. Our investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments we have made to date have been in domestic commercial real estate assets with similar economic characteristics, and we evaluate the performance of all of our investments using similar criteria.

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires management to use judgement in the application of accounting policies, including making estimates and assumptions. Such judgements are based on our management’s experience, our historical experience, the experience of our Manager’s affiliates, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results.  Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain.  These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  With different estimates or assumptions, materially different amounts could be reported in our financial statements.  Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Market Outlook and Recent Trends

We are encouraged by continued improvement in commercial real estate capital and credit markets, as well as the positive macroeconomic growth supporting the commercial real estate industry. As we look ahead the next three years, we believe improving fundamentals, transactions, and commercial real estate lending activities will continue to strengthen in core United States metro markets. We also expect the trend of high foreign direct investment in United States markets and real estate assets to continue. The source of the foreign capital is changing, but it continues to be strong.

If markets continue to strengthen, the competition for risk-adjusted yield will intensify. We believe the Realty Mogul Platform provides us with a competitive edge in searching for value and attractive opportunities across wider markets and property types during a period of increased competition. Additionally, innovative funding options and quicker closing timelines from Realty Mogul, Co. allow for greater financing availability in a period of rising competition among capital providers.

However, risks related to interest rate hikes and regulatory changes could adversely affect growth and the values of our investments. In the event market fundamentals deteriorate, our real estate portfolio or the collateral security in any loan investment we make may be impaired as a result of lower occupancy, lower rental rates, and/or declining values. Further, these circumstances may materially impact the cost and availability of credit to borrowers, hampering the ability of our Manager to acquire new loans or investments with attractive risk adjusted returns.

As a protective measure against interest rate fluctuations and regulatory uncertainty, we generally target investments of relatively short duration for greater flexibility and adaptability during times of interest rate volatility or regulatory uncertainty. Our ability to quickly adapt is further aided by the more direct and “just-in-time” nature of our capital sourcing cycle.

Over the short term, management remains cautiously optimistic about the opportunity to acquire loans and investments offering attractive risk-adjusted returns in our targeted investment markets. However, we recognize disruptions in financial markets can occur at any time. By targeting modest leverage and short target investment durations, we believe we will remain well positioned, as compared to our competitors, in the event current market dynamics deteriorate.

Commercial Real Estate Debt Investments

Our commercial real estate debt investments are generally classified as held to maturity as we have both the intent and the ability to hold these investments to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments. We review our debt related investments on a monthly basis, or more frequently when such an evaluation is needed, to determine if an impairment exists. A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. Commercial real estate debt investments that are deemed to be impaired are carried at amortized cost less a loan reserve, if deemed appropriate, which approximates fair value.

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns. We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

As of December 31, 2018 and 2017, none of our debt related investments were considered impaired, and no impairment charges were recorded in the financial statements. We had invested in 22 debt related investments as of December 31, 2018, with four of those investments paying off in full since inception. We had invested in 12 debt and debt like investments as of December 31, 2017, with two of those investments paying off in full since inception. The following table describes our debt related investment activity for the years ended December 31, 2018 and December 31, 2017:

Investments in Debt:	Amount
(in thousands)
Balance at beginning of period	$5,799
Investments	26,210
Principal repayments	(6,451)
Amortization of deferred fees, costs and discounts/premiums	-
Balance as of December 31, 2017 (1)	25,558
Investments	23,675
Principal repayments	(2,809)
Amortization of deferred fees, costs and discounts/premiums	-
Balance as of December 31, 2018 (2)	$46,424

(1)

Investments include four mezzanine loans, five preferred equity investments, two subordinated senior loans and one bridge loan with aggregate carrying balances of approximately $10,374,000, $8,759,000, $2,850,000 and $3,575,000, respectively.

(2)

Investments include five mezzanine loans, eight preferred equity investments, one subordinated loan, three bridge loans, and one second secured mortgage with aggregate carrying balances of approximately $12,874,000, $16,175,000, $1,500,000, $12,275,000, and $3,600,000 respectively.

Variable Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE, and reassesses the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

As of December 31, 2018 and 2017, we did not hold any investments in entities which are considered to be VIEs.

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Fair Value Option

ASC 825 “Fair Value Option for Financial Assets and Financial Liabilities” (“ASC 825”) provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities.  ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition.  We have decided not to make this election.

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, or origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on mezzanine loans classified as held to maturity and investments in preferred equity that are accounted for using the cost method if the terms of the equity investment includes terms that are similar to interest on a debt instrument. As of December 31, 2018 and 2017, no amortization of premium, discount, or origination costs or fees has been recognized.

Credit Losses, Impairment and Allowance for Doubtful Accounts

We will establish allowances for real estate debt or debt-like investment losses based upon a periodic review of the loan investments. Income recognition will generally be suspended for the investments at the earlier of the date at which payments become 90 days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful. Income recognition will be resumed when the suspended investment becomes contractually current and performance is demonstrated to be resumed. In performing this review, management will consider the estimated net recoverable value of the investment as well as other factors, including the fair market value of any collateral, the amount and the status of any senior debt, the prospects for the borrower and the economic situation of the region where the borrower does business. Because this determination will be based upon projections of future economic events, which are inherently subjective, the amounts ultimately realized from the investments may differ materially from the carrying value at the balance sheet date. As of December 31, 2018 and December 31, 2017, we did not have any credit losses or impaired debt or debt-like investments.

Results of Operations

Revenue

The years ended December 31, 2018 and December 31, 2017 resulted in approximately $3,062,000 and $1,579,000 of net income, respectively.

Interest Income

For the years ended December 31, 2018 and December 31, 2017, we earned interest income of approximately $3,890,000 and $1,981,000, respectively. This increase was primarily due to the acquisition of eight investments during the year ended December 31, 2018, which added additional revenue to the 12 assets held during the year ended December 31, 2017. Two investments were fully repaid in both the years ended December 31, 2018 and December 31, 2017.

Asset Management Fees

For the years ended December 31, 2018 and December 31, 2017, we incurred asset management fees of approximately $389,000 and $186,000, respectively. This increase was primarily due to the acquisition of eight investments during the year ended December 31, 2018, which added additional revenue to the 12 assets held during the year ended December 31, 2017. Two deals were fully repaid in both the years ended December 31, 2018 and December 31, 2017.

Expenses

General and Administrative Expenses

For the years ended December 31, 2018 and 2017, we incurred general and administrative expenses of approximately $435,000 and $212,000, respectively. This increase was primarily due to servicing fee increase, hiring of RESIG as accounting consultants, as well as audit, tax and legal fees due to 2017 being the first full year of operations. These expenses were incurred and paid for in 2018 and 2017.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from the Offering, cash flow from operations and borrowings under credit facilities.

We are dependent upon the net proceeds from the Offering to conduct our operations. We currently obtain the capital required to invest in and manage a diversified portfolio of commercial real estate investments and conduct our operations from the proceeds of the Offering and from any undistributed funds from our operations. As of December 31, 2018, we had 18 outstanding investments totaling approximately $46,424,000 and approximately $929,000 in cash. As of December 31, 2017, we had 12 outstanding investments totaling approximately $25,600,000 and had $5,100,000 in cash. We anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments as of December 31, 2018 as well as our operational cost.

We expect to selectively employ leverage to enhance total returns to our shareholders. Our target portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is up to 70% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets with respect to first position mortgages only. Based on our expected asset mix, this could result in portfolio-wide leverage of 0-25% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our total assets. During the period when we are acquiring our initial portfolio, portfolio-wide leverage may be higher. As of December 31, 2018, we had no outstanding borrowings other than those owed to related parties. As of December 31, 2017, we had no outstanding borrowings.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments include payments for reimbursement of certain organization and offering expenses. We expect aggregate organization and offering expenses to be approximately $1,500,000 or, if we raise the maximum offering amount, approximately 3% of gross offering proceeds. Borrowers and real estate sponsors may make payments to our Sponsor or its affiliates in connection with the selection and origination or purchase of investments. We will pay the Manager a quarterly asset management fee of one-fourth of 1.00%, which, until September 30, 2017, was based on our net offering proceeds as of the end of each quarter, and as of July 2018, based on the average investment value of the assets. For purposes of this fee, “average investment value” means, for any period, the average of the aggregate book value of all of our assets, before reserves for depreciation, amortization, bad debts, or other similar non- cash reserves.

Cash Flow

The following presents our cash flows for the years ended December 31, 2018 and December 31, 2017 (in thousands):

	For the Year ended December 31, 2018	For the Year ended December 31, 2017
Operating activities:	$ 3,105	$1,274
Investing activities:	(20,866)	(19,759)
Financing activities:	13,602	23,323
Net (decrease)/increase in cash and cash equivalents	(4,159)	4,838
Cash and cash equivalents, beginning of year	5,088	250
Cash and cash equivalents, end of year	$ 929	$5,088

Net cash provided by operating activities was approximately $3,105,000 and $1,274,000 for the years  ended December 31,2018 and December 31, 2017, respectively, and related to interest income generated from our investments, offset by asset management fees and general and administrative expenses.

Net cash used in investing activities was approximately $20,866,000 and $19,759,000 for the years ended December 31, 2018 and December 31, 2017, respectively, and related to the acquisition of new investments.

Net cash provided by financing activities was approximately $13,602,000 and $23,323,000 for the years ended December 31, 2018 and December 31, 2017, respectively, and related to proceeds from the issuance of common shares pursuant to the Offering.

Off-Balance Sheet Arrangements

As of December 31, 2018 and December 31, 2017, we had no off-balance sheet arrangements.

Related Party Arrangements

For further details, please see “Note 5  ─  Related Party Arrangements” in Item 7 “Financial Statements” below.

Recent Developments

Offering Proceeds

As of April 16, 2019, we had raised total gross offering proceeds of approximately $49,968,000 from settled subscriptions and issued an aggregate of 4,998,564.628 common shares. As of April 16, 2019, approximately $32,000 in common shares remained available for sale to the public pursuant to the Offering.

Distributions

On March 21, 2019, our Manager authorized a cash distribution of $0.0021917808 per common share (which equates to 8.24% on an annualized basis calculated at the current rate, assuming a $9.71 per share net asset value and approximately 8.00% assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on March 1, 2019 and ending on March 30, 2019. The aggregate amount of cash distributed and distributions reinvested related to the distribution period was $333,840.847 and $181,982,808, respectively. We began processing distributions on April 12, 2019.

Non-GAAP Financial Measures

Our Manager believes that funds from operations, or FFO, and adjusted funds from operations, or AFFO, each of which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and of our company in particular. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for unconsolidated/uncombined partnerships and joint ventures. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s cash flow generated by operations.

We calculate AFFO by subtracting from (or adding to) FFO:

•	the amortization or accrual of various deferred costs; and

•	an adjustment to reverse the effects of unrealized gains/(losses).

Our calculation of AFFO differs from the methodology used for calculating AFFO by certain other REITs and, accordingly, our AFFO may not be comparable to AFFO reported by other REITs. Our management utilizes FFO and AFFO as measures of our operating performance, and believes they are also useful to investors, because they facilitate an understanding of our operating performance after adjustment for certain non-cash expenses. Additionally, FFO and AFFO serve as measures of our operating performance because they facilitate evaluation of our company without the effects of selected items required in accordance with GAAP that may not necessarily be indicative of current operating performance and that may not accurately compare our operating performance between periods. Furthermore, although FFO, AFFO and other supplemental performance measures are defined in various ways throughout the REIT industry, we also believe that FFO and AFFO may provide us and our investors with an additional useful measure to compare our financial performance to certain other REITs.

Neither FFO nor AFFO is equivalent to net income or cash generated from operating activities determined in accordance with GAAP. Furthermore, FFO and AFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor AFFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Our unaudited FFO and AFFO calculations for the years ended December 31, 2018 and 2017 is as follows (amounts in thousands):

	For the Year	For the Year
	ended	ended
	December 31,	December 31,
	2018	2017
Net income in accordance with GAAP	$3,062	$1,579
Add: depreciation and amortization of properties		-
Adjustments for gains or losses on sale	-	-
Adjustments for extraordinary items, results of discontinued
operations and cumulative effect of accounting changes	-	-
Other adjustments to reconcile GAAP to FFO	-	-
Funds from operations ("FFO")	3,062	1,579
Add: amortization of lease intangibles	-	-
Add: amortization of deferred financing costs and discount	-	-
Unrealized gains and losses	-	-
Adjusted funds from operations ("AFFO")	$3,062	$1,579

Item 3.       Directors and Officers

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day operations and implementing our investment strategy. Our Manager and its officers are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in the  Offering Circular, which may be accessed on the SEC’s EDGAR, unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Company and our Manager

As of the date of this Annual Report, the executive officers of the Company and our Manager and their positions and offices are as follows:

Name	Age*	Position
Jilliene Helman	32	Chief Executive Officer, Chief Financial Officer and Secretary
Eric Levy	32	Portfolio Manager
William Wenke	36	General Counsel

*As of December 10, 2018

Jilliene Helman has served as our Chief Executive Officer and Secretary since our inception and our Chief Financial Officer since October 31, 2018. Since May 2012, Ms. Helman has served as the Chief Executive Officer and a director of Realty Mogul, Co., where she is responsible for Realty Mogul, Co.’s strategic direction and operations. In this capacity, she has approved over $400 million of investments with property values worth over $2 billion. From July 2008 to September 2012, Ms. Helman served in a variety of capacities at Union Bank, including as a Management Training Associate; an Assistant Vice President, Sales Development Manager; and Vice President, Corporate Risk Management. Ms. Helman held these positions across the wealth management, finance and risk management departments of Union Bank. Ms. Helman is a Certified Wealth Strategist and holds Series 7, Series 63 and Series 24 licenses. Ms. Helman has a Bachelor of Science in Business Administration degree from Georgetown University.

Eric Levy has served as Portfolio Manager since January 2019. Mr. Levy has served as an Assistant Vice President, Asset Management of Realty Mogul, Co. since October 2017. Mr. Levy is responsible for portfolio and asset management for debt and equity assets held by MogulREIT I and MogulREIT II, Inc.  From April 2013 to September 2017, Mr. Levy served as Strategic Projects Manager at World Class Capital Group, a national real estate investment firm focused on acquiring, developing and managing real estate with over $1.2 billion in assets under management.  In that role, he led the asset management of over 2.3 million square feet of retail and office properties, oversaw capital improvement plans for over 4.5 million square feet of self-storage facilities, managed portfolio-wide investor reporting and investor relationships, and helped to develop the operational infrastructure of the company.  From August 2010 to March 2013, Mr. Levy served as Senior Paralegal – M&A, Real Estate, Credit at Willkie, Farr & Gallagher, an international law firm. Mr. Levy has more than 8 years of experience in commercial real estate. Mr. Levy has a Bachelor of Arts degree from the University of Wisconsin-Madison.

William Wenke has served as General Counsel since January 2019.  Since February 2018, Mr. Wenke has served as the Vice President, Legal of Realty Mogul, Co., where he is responsible for managing all legal and regulatory matters.  From August 2016 to August 2017, Mr. Wenke was the Associate General Counsel at Westwood Financial, a fully integrated asset management, property management, leasing, brokerage and investment firm.  From October 2013 to October 2015, Mr. Wenke served as Senior Counsel, Compliance and Legal for Blackstone Group subsidiary Invitation Homes, a private equity fund investing in a real estate portfolio with assets under management in excess of $12.3 billion, where he focused on forming and refining best practices and legal guidelines in preparation for the company’s $1.54 billion initial public offering (“IPO”) (NYSE: INVH). From October 2011 to August 2013, Mr. Wenke was the Assistant Vice President, Legal and Compliance Counsel, and Assistant Secretary of American Homes 4 Rent, an internally managed single-family homes REIT, where he provided representation for over $3 billion in capital transactions, including an over $700 million IPO (NYSE: AMH), additional offerings, and acquisitions. Earlier in his career, Mr. Wenke practiced as a litigation fellow at the American Civil Liberties Union. Mr. Wenke has a Bachelor of Arts degree from Emory University, a Robert Traurig-Greenberg Traurig Master of Laws in Real Property Development from the University of Miami School of Law, and a Juris Doctor from the University of Miami School of Law.

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.  As described above, certain of the executive officers of Realty Mogul, Co. also serve as executive officers of our Manager.  Each of these individuals receives compensation for his or her services, including services performed for us on behalf of our Manager, from Realty Mogul, Co.  As executive officers of our Manager, these individuals will manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives.  Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to our Manager, we do not intend to pay any compensation directly to these individuals.

Item 4.       Security Ownership of Management and Certain Securityholders

The following table sets forth the beneficial ownership of our common shares as of the date of this Annual Report, for each person or group that holds more than 5% of our common shares, for each executive officer of our Manager and for the executive officers of our Manager as a group.  To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 10780 Santa Monica Blvd., Suite 140, Los Angeles, CA 90025.

Number of
Shares
	Beneficially	Percent of All
Name of Beneficial Owner(1)	Owned	Shares
RM Sponsor, LLC (2)(3)	250	0.0090%
Jilliene Helman	—	—
Eric Levy	—	—
William Wenke	—	—
All executive officers of our Manager as a group (2 persons)	250	0.0090%

(1)

Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security.  A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days.  Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	As of the date of this Annual Report, RM Sponsor, LLC owns 0.0090% of our issued and outstanding common shares.
(3)

All voting and investment decisions with respect to our common shares that are held by RM Sponsor, LLC are controlled by its manager, Jilliene Helman.  Ms. Helman disclaims beneficial ownership of such shares.

Item 5.      Interest of Management and Others in Certain Transactions

For information responsive to this Item, please see “Note 5 ─  Related Party Arrangements” in Item 7 “Financial Statements” below.

Item 6.      Other Information

None.

Item 7. Financial Statements

MogulREIT I, LLC

Independent Auditor’s Report

To the Members
MogulREIT I, LLC

We have audited the accompanying consolidated financial statements of MogulREIT I, LLC and Subsidiary, which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of income, members’ equity and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MogulREIT I, LLC and Subsidiary as of December 31, 2018 and 2017, and their results of operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ CohnReznick LLP

Bethesda, Maryland

April 24, 2019

MogulREIT I, LLC

Consolidated Balance Sheets

As of December 31, 2018 and 2017

(Amounts in thousands, except share and per share data)

	As of December 31,
	2018	2017
ASSETS
Cash and cash equivalents	$929	$5,088
Shareholder funds receivable	263	233
Real estate debt investments	46,424	25,558
Deferred offering costs, net of accumulated amortization of $1,287 and $622	142	387
Interest receivable	422	211
Other receivables	11	239
Prepaid expenses	-	4
Total Assets	$48,191	$31,720

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$150	$124
Deferred offering costs payable	89	1,009
Loans payable - related party	1,000	-
Accrued interest on related party loan	5	-
Dividends payable	320	201
Settling subscriptions payable	278	-
Asset management fee payable and other liabilities	99	108
Total Liabilities	1,941	1,442

Members’ Equity
Common Shares, $10 per share; unlimited shares authorized; 4,750,632 and 3,084,308
shares issued and outstanding, net of offering costs	46,227	30,204
Retained earnings	23	74
Total Members’ Equity	46,250	30,278

Total Liabilities and Members’ Equity	$48,191	$31,720

The accompanying notes are an integral part of these consolidated financial statements.

MogulREIT I, LLC

Consolidated Statements of Income

For the Years ended December 31, 2018 and 2017

(Amounts in thousands)

	For the Year	For the Year
	ended	ended
	December 31,	December 31,
	2018	2017
Interest Income
Interest and preferred return income	$3,890	$1,981
Interest expense	(1)	(23)
Net interest and preferred return income	3,889	1,958

Expenses
Asset management fees	389	186
General and administrative expenses	435	212
Other expenses (income)	3	(19)
Total expenses	827	379

Net income	$3,062	$1,579

The accompanying notes are an integral part of these consolidated financial statements.

MogulREIT I, LLC

Consolidated Statements of Members’ Equity

For the Years ended December 31, 2018 and 2017

(Amounts in thousands, except share data)

	Common Shares			Total
			Retained	Members’
	Shares	Amount	Earnings (Deficit)	Equity
Balance at the beginning of the year	461,721	$4,564	$(10)	$4,554
Proceeds from issuance of common shares	2,599,335	25,976	-	25,976
Shareholder funds receivable	23,252	233	-	233
Amortization of deferred offering costs	-	(569)	-	(569)
Distributions declared on common shares	-	-	(1,495)	(1,495)
Net income	-	-	1,579	1,579
Balance as of December 31, 2017	3,084,308	30,204	74	30,278
Proceeds from issuance of common shares, net	1,700,550	17,004	-	17,004
Shareholder funds receivable	26,261	263	-	263
Repurchase of shares	(60,487)	(579)	-	(579)
Amortization of deferred offering costs	-	(665)	-	(665)
Distributions declared on common shares	-	-	(3,113)	(3,113)
Net income	-	-	3,062	3,062
Balance as of December 31, 2018	4,750,632	$46,227	$23	$46,250

The accompanying notes are an integral part of these consolidated financial statements.

MogulREIT I, LLC

Consolidated Statements of Cash Flows

For the Years ended December 31, 2018 and 2017

(Amounts in thousands)

	For the Year	For the Year
	ended	ended
	December 31,	December 31,
	2018	2017
OPERATING ACTIVITIES:
Net income	$3,062	$1,579
Adjustments to reconcile net income to net cash provided by operating activities:
Net change in interest receivable	(211)	(153)
Net change in accounts payable and accrued expenses	31	(3)
Net change in asset management fee payable and other liabilities	(9)	95
Net change in prepaid expenses	4	(5)
Net change in other receivables	228	(239)
Net cash provided by operating activities	3,105	1,274
INVESTING ACTIVITIES:
Investment in debt related investments	(23,675)	(26,210)
Repayment of debt related investments	2,809	6,451
Net cash used in investing activities	(20,866)	(19,759)
FINANCING ACTIVITIES:
Proceeds from the issuance of common shares, net of repayments	15,258	26,356
Payment of cash dividends	(1,317)	(1,326)
Proceeds from the issuance of debt	2,400	12,050
Deferred offering costs paid	(1,339)	-
Repayment of debt	(1,400)	(13,757)
Net cash provided by financing activities	13,602	23,323

Net (decrease) increase in cash and cash equivalents	(4,159)	4,838
Cash and cash equivalents, beginning of year	5,088	250
Cash and cash equivalents, end of year	$929	$5,088

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:
Shareholder funds receivable	$(30)	$148
Settling subscriptions payable	$278	$-
Dividends declared but not paid	$119	$171
Deferred offering costs payable	$(920)	$437
Shares issued through distribution reinvestment program	$1,678	$-

The accompanying notes are an integral part of these consolidated financial statements.

MogulREIT I, LLC

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Note 1 - Formation and Organization

The consolidated financial statements include MogulREIT I, LLC and its wholly-owned subsidiary, Realty Mogul 83, LLC (“RM83”).

MogulREIT I, LLC is a Delaware limited liability company formed on March 2, 2016 to invest in and manage a diversified portfolio of commercial real estate investments, including loans, equity in commercial real estate ventures and other real estate-related assets. RM83, a Delaware limited liability company, organized in June 2017, is a special purpose entity that holds, directly or indirectly, investments in real estate assets. The use of the terms “MogulREIT I”, the “Company”, “we”, “us”, or “our” in this annual report refer to MogulREIT I, LLC and its subsidiary collectively, unless the context indicates otherwise.

The Company is externally managed by RM Adviser, LLC (“Manager”), which is an affiliate of the Company’s sponsor, RM Sponsor, LLC (“Sponsor”). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co. Our Manager is an investment adviser registered with the Securities and Exchange Commission (“SEC”).

The Company’s investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic commercial real estate assets with similar economic characteristics, and the Company evaluates the performance of all of its investments using similar criterion.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. We hold substantially all of our assets directly, and as of the date of these financial statements have not established an operating partnership or any taxable REIT subsidiary or qualified REIT subsidiary.

Pursuant to the Form 1-A filed with the SEC with respect to our offering (the “Offering”) of up to $50,000,000 in common shares, the purchase price for all shares was $10.00 per share as of December 31, 2018 and 2017. The Offering was declared to be qualified by the SEC on August 12, 2016. As of December 31, 2018 and 2017, the Company has issued 4,750,632 and 3,084,308 shares, respectively. The Manager has the authority to issue an unlimited number of common shares.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated balance sheets, statements of income, statements of members’ equity, statements of cash flows and related notes to the financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company has adopted a calendar year basis of reporting.

GAAP requires any subsidiaries or affiliates under common control to be consolidated. The consolidated financial statements of the Company and its wholly-owned subsidiary, Realty Mogul 83, LLC, which was formed during 2017.

All significant intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at cost which approximates fair value.

Shareholder Funds Receivable

Shareholder funds receivable consists of shares that have been issued with subscriptions that have not yet settled. As of December 31, 2018 and 2017, there was approximately $263,000 and $233,000, respectively, in subscriptions that had not settled. All of these funds settled subsequent to year-end. Shareholder funds receivable are carried at cost which approximates fair value.

Settling Subscriptions Payable

Share repurchases initiated in December 2018 and settled at the beginning of January 2019 will be recorded on the balance sheet as Settling Subscriptions Payable as of December 31, 2018. This liability was reversed subsequent to year-end when the share repurchases settled in January 2019.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Organizational, Offering and Related Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending Offering statements or supplementing offering circulars, mailing and distributing costs, advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

The Company expenses organization costs as incurred and offering costs, when incurred, will be deferred and charged to members’ equity. The deferred offering costs will be charged against the gross proceeds of the Offering when received or written off in the event that the Offering is not successfully completed.  The Manager and/or affiliates will be reimbursed for organization and offering expenses incurred in conjunction with the offering subject to achieving a minimum capital raise of $1,000,000. The Company was not required to reimburse any organizational and offering costs before December 31, 2017.

As of December 31, 2018 and 2017, the Manager has incurred offering costs of approximately $1,428,000 and $1,009,000, respectively, on behalf of the Company, including the full amount of legal fees of $250,000. As of December 31, 2018 and 2017, approximately $1,287,000 and $622,000, respectively, of offering costs had been amortized and were included in the statements of members’ equity.  Deferred offering costs are amortized in proportion to the offering proceeds received over the offering proceeds expected to be received.

Variable Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE, and reassesses the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

As of December 31, 2018 and 2017, we did not hold any investments in entities which are considered to be VIEs.

Commercial Real Estate Debt Investments

Our commercial real estate debt investments are generally classified as held to maturity as we have both the intent and the ability to hold these investments to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments. We review our debt related investments on a monthly basis, or more frequently when such an evaluation is needed, to determine if an impairment exists. A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

Commercial real estate debt investments that are deemed to be impaired are carried at amortized cost less a loan reserve, if deemed appropriate, which approximates fair value.

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns. We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

As of December 31, 2018 and 2017, none of our debt related investments were considered impaired, and no impairment charges were recorded in the financial statements. We believe the fair value of the debt investments is equal to the carrying value of the debt investments as of December 31, 2018 and 2017. We had invested in 22 debt and debt like investments as of December 31, 2018, with four of those investments paying off in full since inception. We had invested in 12 debt and debt like investments as of December 31, 2017, with two of those investments paying off in full since inception. The following table describes our debt related investment activity for the years ended December 31, 2018 and 2017:

Investments	Amount
in Debt:	(in thousands)
Balance at beginning of period	$5,799
Investments	26,210
Principal repayments	(6,451)
Amortization of deferred fees, costs and discounts/premiums	-
Balance as of December 31, 2017 (1)	25,558
Investments	23,675
Principal repayments	(2,809)
Amortization of deferred fees, costs and discounts/premiums	-
Balance as of December 31, 2018 (2)	$46,424

(1)

Investments include four mezzanine loans, five preferred equity investments, two subordinated loans, and one bridge loan, with aggregate carrying balances of approximately $10,374,000, $8,759,000, $2,850,000 and $3,575,000, respectively.

(2)

Investments include five mezzanine loans, eight preferred equity investments, one subordinated loan, three bridge loans, and one second secured mortgage with aggregate carrying balances of approximately $12,874,000, $16,175,000, $1,500,000, $12,275,000, and $3,600,000 respectively.

Income Taxes

The Company has elected to be taxed, and currently qualifies, as a REIT for federal income tax purposes. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its shareholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements, and no gross deferred tax assets or liabilities have been recorded as of December 31, 2018 and 2017.

As of December 31, 2018 and 2017, $3,113,717 and $1,583,766, respectively, in distributions have been made to shareholders, which were classified for tax purposes as ordinary income. The Company expects its distributions to be characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated taxable earnings and profits constitute a return of capital for tax purposes and reduce the shareholders’ basis in the common shares. To the extent that distributions exceed both current and accumulated earnings and profits and the shareholders’ basis in the common shares, they will generally be treated as a gain or loss upon the sale or exchange of our shareholders’ common shares.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, or origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on mezzanine loans classified as held to maturity and investments in preferred equity that are accounted for using the cost method if the terms of the equity investment includes terms that are similar to interest on a debt instrument. As of December 31, 2018 and 2017, no amortization of premium, discount, or origination costs or fees has been recognized.

Note 3 –Real Estate Debt Investments

The following tables present the Company’s investments in real estate debt investments, as of December 31, 2018 and 2017:

As of December 31, 2018:

2017:

		Original		Average	Allocation by
		Principal Amount	Carrying	Investment	Investment
Asset Type	Number	or Cost	Value	Return	Type
Mezzanine Loan	5	$12,874	$12,874	11.66%	27.28%
Preferred Equity	8	16,950	16,175	12.05%	35.91%
Subordinated Loan	1	1,500	1,500	14.00%	3.18%
Bridge Loan	3	12,275	12,275	8.41%	26.01%
Second Secured Mortgage	1	3,600	3,600	13.31%	7.63%
Balance as of December 31, 2018	18	$47,199	$46,424	11.14%	100.00%

As of December 31, 2017:
				Average	Allocation by
Asset Type	Number	Principal Amount	Carrying	Investment	Investment
		or Cost	Value	Return	Type
Mezzanine Loan	4	$10,374	$10,374	11.34%	39.39%
Preferred Equity	5	9,536	8,759	11.89%	36.21%
Subordinated Loan	2	2,850	2,850	12.93%	10.82%
Bridge Loan	1	3,575	3,575	8.50%	13.58%
Balance as of December 31, 2017	12	$26,335	$25,558	11.33%	100.00%

The following tables present certain information about the Company’s investments in real estate related assets, as of December 31, 2018 and 2017, by contractual maturity grouping (dollars in thousands):

As of December 31, 2018:

7:

			Amounts Maturing	Amounts Maturing
		Amounts Maturing	After One Year	After Five Years	Amounts Maturing
Asset Type	Number	Within One Year	Through Five Years	Through Ten Years	After Ten Years
Mezzanine Loan	5	$5,700	$3,625	$3,549	$-
Preferred Equity	8	-	12,850	3,325	-
Subordinated Loan	1	1,500	-	-	-
Bridge Loan	3	3,575	8,700	-	-
Second Secured Mortgage	1	-	3,600	-	-
Balance as of December 31, 2018	18	$10,775	$28,775	$6,874	$-

As of December 31, 2017:
			Amounts Maturing	Amounts Maturing
Asset Type	Number	Amounts Maturing	After One Year	After Five Years	Amounts Maturing
		Within One Year	Through Five Years	Through Ten Years	After Ten Years
Mezzanine Loan	4	$-	$6,826	$3,549	$-
Preferred Equity	5	679	4,754	3,325	-
Subordinated Loan	2	1,350	1,500	-	-
Bridge Loan	1	-	3,575	-	-
Balance as of December 31, 2017	12	$2,029	$16,655	$6,874	-

Credit Quality Monitoring

The Company’s debt investments and preferred equity investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests described above. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2018 and 2017, all investments are considered to be performing and no allowance for loan loss has been recorded. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

Note 4 – Borrowings

During the year ended December 31, 2018, the Company received an advance from Realty Mogul Commercial Capital, Co. to bridge an investment totaling approximately $2,400,000. The Company paid down $1,400,000 on the loan during 2018 and the remaining balance was repaid in early 2019. During the year ended December 31, 2017, the Company received advances from Realty Mogul Co. to bridge six investments totaling approximately $12,050,000, which were fully repaid during the year. During the years ended December 31, 2018 and December 31, 2017, approximately $5,000 and $23,000 was paid in interest to Realty Mogul, Co.

Note 5 – Related Party Arrangements

RM Adviser, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering, and the acquisition and management of the Company’s real estate investments.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection or acquisition of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See Note 2 – Summary of Significant Accounting Policies – Organizational, Offering and Related Costs.

As of December 31, 2018 and 2017, the Company owed its Manager approximately $89,000 and $1,009,000, respectively, in deferred offering costs. As of December 31, 2018  and 2017, approximately $1,287,000 and $622,000, respectively, of offering costs were amortized against members’ equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offering. During the year ended December 31, 2018, $1,339,020 of deferred offering costs were repaid to the affiliate.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 1.00%, which, until September 30, 2017, was based on our net offering proceeds as of the end of each quarter, and as of July 2018, based on the average investment value of the assets. For purposes of this fee, “average investment value” means, for any period, the average of the aggregate book value of all of our assets, before reserves for depreciation, amortization, bad debts, or other similar non- cash reserves. During the years ended December 31, 2018 and December 31, 2017, approximately $389,000 and $186,000, respectively, was charged by the Manager. As of December 31, 2018 and 2017,  approximately $39,000 and $108,000, respectively, remained payable.

During the year ended December 31, 2017, the Company incurred certain costs on behalf of the Manager totaling approximately $239,000. As of December 31, 2017, approximately $239,000 remained as a receivable and was included in other receivables on the accompanying balance sheets.  During the year ended December 31, 2018, the amount was repaid in full.

Realty Mogul Commercial Capital, Co.

The Company will pay Realty Mogul Commercial Capital, Co. (which may be referred to as an RM Originator) a servicing fee of 0.50% of the principal balance and accrued interest of each loan for the servicing and administration of certain loans held by the Company. RM Originator may decide to enter into a servicing agreement with an unaffiliated third party to service and administer the loans held by the Company, and will pay for any expenses incurred in connection with standard subservicing thereunder out of the servicing fee paid to it by the Company. In addition, an initial set-up fee for each loan will be paid to an RM Originator for each loan it services. During the years ended December 31, 2018 and December 31, 2017, approximately $110,000 and $56,000, respectively, was charged by the Manager. As of December 31, 2018 and 2017, approximately $15,000 and $34,253, respectively, remained payable and is included in accounts payable and accrued expenses on the corresponding consolidated balance sheets.

The Company will also pay RM Originator a special servicing fee for any non-performing asset at an annualized rate of 1.00%, which will be based on the original value of such non-performing asset. The Manager will determine, in its sole discretion, whether an asset is non-performing. The payment of the special servicing fee shall be in addition to any third party special servicing expenses incurred by the Company, which may include special fees associated with recovery efforts by RM Originator. As of December 31, 2018 and 2017, the Manager has not designated any asset as non-performing and no special servicing fees have been paid to the Manager.

Realty Mogul, Co.

If the Company has insufficient funds to acquire all or a portion of a loan or other investment, then it may obtain a related party loan from RM Originator or one of its affiliates on commercially reasonable terms.  Our LLC Agreement authorizes us to enter into related party loans.  Unsecured related party loans that, in the aggregate, do not exceed $20 million and do not carry an interest rate that exceeds the then current applicable prime rate with respect to such loans, can be entered into without the approval of an independent representative.  All other related party loans would require prior approval from an Independent Representative.  However, neither Realty Mogul, Co. nor its affiliates are obligated to make a related party loan to the Company at any time. See Note 4 ─ Borrowings.

RM Sponsor, LLC, Shareholder and Sponsor

RM Sponsor, LLC is a shareholder of the Company and held 250 common shares as of December 31, 2018 and 2017.

Executive Officers of the Company and our Manager

As of the date of these financial statements, the executive officers of the Company and the Company’s Manager and their positions and offices are as follows:

Name	Age	Position
Jilliene Helman	32	Chief Executive Officer, Chief Financial Officer and Secretary
Eric Levy	32	Portfolio Manager
William Wenke	36	General Counsel

Jilliene Helman has served as our Chief Executive Officer and Secretary since our inception and our Chief Financial Officer since October 31, 2018.

Eric Levy has served as Portfolio Manager since January 2019. Mr. Levy has served as an Assistant Vice President, Asset Management of Realty Mogul, Co. since October 2017.

William Wenke has served as General Counsel since January 2019.  Since February 2018, Mr. Wenke has served as the Vice President, Legal of Realty Mogul, Co.

Note 6 – Economic Dependency

Under various agreements, the Company has engaged or will engage RM Adviser, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon RM Adviser, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 7 – Commitments and Contingencies

Legal Proceedings

As of December 31, 2018 and 2017, we were not named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

Note 8 – Subsequent Events

Events that occur after the balance sheet date, but before the consolidated financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through April  24, 2019, the date the financial statements were available to be issued.

From January  1, 2019 to March  31, 2019, we have made payments to our manager for deferred offering costs in the amount of $39,475.

New Investments

Acquisition of 378 Moss Street — Chula Vista, CA

On January 1, 2019, we extended the bridge loan for one month while working with the borrower towards a longer extension. On February 1, 2019, we extended the bridge loan for an additional six months (the “Extension Term”) to July 31, 2019.  The Extension Term has an interest rate equal to the London Interbank Offered Rate (LIBOR) plus 8.5%, for which there is a current payment rate of 8.5% per annum (“Current Interest”) plus LIBOR per annum of payment-in-kind interest (“PIK Interest”).  The Current Interest and PIK Interest accrue monthly and are cumulative; the Current Interest is paid monthly and the PIK Interest will be paid upon repayment of the bridge loan.

In connection with the loan extension, we increased the loan amount by $915,000, which was funded directly into the renovation reserve held with our servicer, in order to cover an increased budget necessary to bring the project to completion.  The new principal balance is $4,490,000.  The borrower will also contribute an additional $250,000 into the interest reserve, which will cover the interest, insurance and tax deposits due monthly under the bridge loan.

Offering Proceeds

As of April 16, 2019, we had raised total gross offering proceeds of approximately $49,968,000 from settled subscriptions and had issued an aggregate of 4,998,564.628 common shares. As of April 16, 2019, 1,435.372 of our common shares remained available for sale to the public pursuant to the Offering.

Distributions Declared

From January 1, 2019 to April 16, 2019, we declared and paid distributions of $1,282,602.

Item 8. Exhibits

INDEX OF EXHIBITS

Exhibit No. Description
2.1	Amended and Restated Certificate of Formation
2.2	Second Amended and Restated LLC Agreement
2.3

First Amendment to the Second Amended and Restated LLC Agreement of MogulREIT I, LLC (incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A/A, filed on January 18, 2019)

4.1	Subscription Package
4.2	Distribution Reinvestment Plan
6.1	Loan Servicing Agreement between MogulREIT I, LLC and Realty Mogul, Co.
6.2	Loan Servicing Agreement between MogulREIT I, LLC and Realty Mogul Commercial Capital, Co.
6.3	License Agreement between MogulREIT I, LLC and Realty Mogul, Co.
6.4	Shared Services Agreement between RM Adviser, LLC and Realty Mogul, Co.
6.5	Master Technology and Services Agreement between RM Technologies, LLC and RM Sponsor, LLC
6.6	Master Loan Purchase Agreement between Realty Mogul, Co. and Realty Mogul Commercial Capital, Co. and MogulREIT I, LLC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on April 24, 2019.

MogulREIT I, LLC

By:	RM Adviser, LLC, its Manager

	By:	/s/ Jilliene Helman
Name: Jilliene Helman
Title: Chief Executive Officer

This Annual Report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jilliene Helman	Chief Executive Officer of RM Adviser, LLC	April 24, 2019
Jilliene Helman	(Principal Executive Officer)